Mail Stop 3561

October 17, 2008

Mr. Gao Zhentao, CEO
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People's Republic of China

Re:     **Yuhe International, Inc.**
          **Registration Statement on Form S-1/A**
          **Filed on September 30, 2008**
          **File No. 333-150836**

Dear Mr. Gao:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note your response to prior comment two and the significant number of shares in this offering relative to the number outstanding and public float.  We also note that the percentage ownership of the Black River and Pinnacle entities, when combined with their affiliated entities, appears to exceed 10% for each entity.  In light of these and other circumstances of the investments and distribution, it appears that this is an indirect primary offering.  Please revise to identify the selling shareholders as underwriters and provide a price for the shares.

2.      We note your response to prior comment four and the disclosure on page 43 that all members of the Supervisory Board are nominated and appointed by the Shareholder Congress.  You also state on page 43 that some Supervisory Board members were elected by workers of PRC Yuhe and shareholders of PRC Yuhe. Please revise to reconcile the apparent inconsistency.

Business, page 29

3.      We note your response to prior comment eight and the statement that there is no correlation between the decision of Bright Stand to engage HFG and the decision of Halter Financial Investments to acquire a control position in First Growth. Notwithstanding this statement, please revise to address the potential conflict of interest associated with First Growth's 87% shareholder advising an entity about its purchase of a U.S. shell company, which was First Growth.

Executive Compensation, page 44

4.      In light of the grant options awarded to Mr. Hu Gang, please advise us whether the compensation tables in Items 402(d) through (f) are appropriate.

Transactions with Related Persons, page 48

5.      We note your responses to comments 12 and 14 of our letter dated September 9, 2008, we, however, reissue them it part.  Please revise to provide a narrative description of the "Loans to Former Owners of PRC Yuhe" in the table on page 49.  The descriptions in the table, or footnote to the table, should be similar to the ones provided in Exhibit 10.33.

6.      We note your response to comment 15 of our letter dated September 9, 2008, we, however, reissue the comment in part.  The "Summaries of Oral Loan Agreements" in Exhibit 10.33 appear to be missing details found in typical loan agreements.  For example, there are no indications of when the agreements were made, the amount of the loans, or remedies available if the debtor is unable to repay the loans.  Please advise or revise.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

7.      We note your response to comment 17 of our letter dated September 9, 2008, and acknowledge your intention to file the January 31, 2008 unaudited PRC Yuhe financial statements with your forthcoming quarterly reports.  The historical comparative consolidated financial statements of PRC Yuhe, your predecessor company, are required to be included in the combined company's Exchange Act

reports until such time as the post-merger financial statements include the results of operations for PRC Yuhe for all periods presented. Please revise your Form 10-Q to provide unaudited comparative financial results for PRC Yuhe for the most recent interim period. In this regard, provide the interim financial statements for the six-months ended June 30, 2007 for PRC Yuhe. Refer to Rule 8-03 of Regulation S-X for additional guidance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358 or Ryan Milne, Branch Chief, at (202) 551-3688. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or James Lopez, Branch Chief, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Simon Luk, FAX: 852-2292-2200 (Hong Kong)